SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934 (Amendment No. 8)

WYNN RESORTS, LIMITED
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

983134 10 7
(CUSIP Number)
Kim Sinatra Senior Vice President and General Counsel Wynn Resorts, Limited 3131 Las Vegas Boulevard South Las Vegas, Nevada 89109 (702) 770-2112
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 15, 2010
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [   ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO.   983134 10 7

1.	Names of Reporting Persons. Stephen A. Wynn
2.	Check the Appropriate Box if a Member of a Group (see Instructions)
	(A)	[ X ]
	(B)	[__]
3.	SEC Use Only
4.	Source of Funds (see Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 44,408,300 1, 2
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 44,408,300 1, 2
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,408,300 1, 2
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)[__]
13.	Percent of Class Represented by Amount in Row 11 35.6% 3
14.	Type Of Reporting Person (See Instructions) IN

1.
Includes 10,026,708 shares (the “SAW Shares”) held by Stephen A. Wynn (“Mr. Wynn”) and 9,832,370 shares (the “EW Shares”) held by Elaine P. Wynn (“Ms. Wynn” and, together with Mr. Wynn, the “Reporting Persons”).  The EW Shares were previously held as community property by Mr. Wynn and Ms. Wynn and they were transferred to Ms. Wynn pursuant to a divorce settlement on January 6, 2010.  The EW Shares may be deemed to be beneficially owned by Mr. Wynn under the amended and restated stockholders agreement, dated as of January 6, 2010, among Mr. Wynn, Ms. Wynn and Aruze USA, Inc. (“Aruze USA”) (the “Amended and Restated Stockholders Agreement”).  Mr. Wynn disclaims beneficial ownership of the EW Shares.

2.
Includes 24,549,222 shares (the “Aruze Shares”) held by Aruze USA that may be deemed to be beneficially owned by Mr. Wynn under the Amended and Restated Stockholders Agreement.  The Reporting Persons disclaim beneficial ownership of the Aruze Shares.

3.
The aggregate percentage of the outstanding shares that the Reporting Persons may be deemed to beneficially own is approximately 35.6%.  Excluding the Aruze Shares that the Reporting Persons may be deemed to beneficially own as a result of the Amended and Restated Stockholders Agreement, each Reporting Person may be deemed to beneficially own approximately 15.9% of the outstanding shares.

CUSIP NO.   983134 10 7

1.	Names of Reporting Persons. Elaine P. Wynn
2.	Check the Appropriate Box if a Member of a Group (see Instructions)
	(A)	[ X ]
	(B)	[__]
3.	SEC Use Only
4.	Source of Funds (see Instructions) N/A
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [__]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 44,408,300 1, 2
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 44,408,300 1, 2
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,408,300 1, 2
12.	Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See Instructions)[__]
13.	Percent of Class Represented by Amount in Row 11 35.6% 3
14.	Type Of Reporting Person (See Instructions) IN

1.
Includes the SAW Shares held by Mr. Wynn that may be deemed to be beneficially owned by Ms. Wynn under the Amended and Restated Stockholders Agreement.  Ms. Wynn disclaims beneficial ownership of the SAW Shares.

2.
Includes the Aruze Shares held by Aruze USA that may be deemed to be beneficially owned by the Reporting Persons under the Amended and Restated Stockholders Agreement.  The Reporting Persons disclaim beneficial ownership of the Aruze Shares.

3.
The aggregate percentage of the outstanding shares that the Reporting Persons may be deemed to beneficially own is approximately 35.6%.  Excluding the Aruze Shares that the Reporting Persons may be deemed to beneficially own as a result of the Amended and Restated Stockholders Agreement, each Reporting Person may be deemed to beneficially own approximately 15.9% of the outstanding shares.

This Schedule 13D/A (this “Amendment No. 8”) hereby amends and supplements the Schedule 13D filed by Mr. Wynn with the Securities and Exchange Commission (the “Commission”) on November 13, 2002 (the “Original Schedule 13D”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on April 21, 2003 (“Amendment No. 1”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on September 22, 2003 (“Amendment No. 2”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on November 13, 2006 (“Amendment No. 3”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on August 3, 2009 (“Amendment No. 4”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on August 18, 2009 (“Amendment No. 5”), as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on January 6, 2010 (“Amendment No. 6”) and as amended by the Schedule 13D/A filed by the Reporting Persons with the Commission on December 3, 2010 (“Amendment No. 7” and, collectively with the Original Schedule 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 6, the “Schedule 13D”).  Capitalized terms used but not defined herein shall have the respective meanings set forth in the Schedule 13D.

Item 5.                 Interest in Securities of the Issuer

The response set forth in Item 5 of Schedule 13D is hereby amended and restated in its entirety as follows:

(a) Aggregate Number and Percentage of Securities. The Reporting Persons may be deemed to beneficially own 44,408,300 shares of Common Stock, representing approximately 35.6% of the outstanding Common Stock of the Issuer.

Unless otherwise indicated, all percentages in this Amendment No. 8 assume there to be 124,832,358 shares of Common Stock outstanding, as of December 15, 2010.

(b) Power to Vote and Dispose. The Reporting Persons possess the shared power to vote and direct the vote of 19,859,078 shares of Common Stock representing the SAW Shares and the EW Shares, subject to the Amended and Restated Stockholders Agreement described in Item 6 below.  As a result of the Amended and Restated Stockholders Agreement, the Reporting Persons possess shared power to vote or direct the vote of, and thus may be deemed to beneficially own, an additional 24,549,222 shares of Common Stock representing the Aruze Shares held by Aruze USA.  In addition, pursuant to the Amended and Restated Stockholders Agreement, none of Mr. Wynn, Ms. Wynn or Aruze USA (nor any of their respective permitted transferees (except as described in Item 6 below)) shall transfer, or permit any of their respective affiliates to transfer, any shares of Common Stock beneficially owned by such person (other than the 4,445,805 shares of Common Stock owned by Aruze USA which have been released but not yet transferred) without the prior written consent of each of the others, and each Reporting Person may therefore share the power to dispose of all such shares of Common Stock. Pursuant to the Amended and Restated Stockholders Agreement and as described in Item 6 below, $10 million of the EW Shares are released from certain covenants and provisions set forth in the Amended and Restated Stockholders Agreement on January 6, 2010 and on each of the following nine anniversaries thereof.  Mr. Wynn and Ms. Wynn each disclaim beneficial ownership of the other’s shares and of the Aruze Shares.

Aruze USA is a Nevada corporation. The business address of Aruze USA is 745 Grier Drive, Las Vegas, NV 89119. To the knowledge of the Reporting Persons, Aruze USA beneficially owns the Aruze Shares, which constitute approximately 19.7% of the outstanding Common Stock of the Issuer.  To the knowledge of the Reporting Persons, Universal Entertainment Corporation (f/k/a Aruze Corp.), a Japan public corporation and Aruze USA’s parent company, and Mr. Kazuo Okada, the founder, president and controlling shareholder of Universal Entertainment Corporation, may be deemed to beneficially own the shares held by Aruze USA.

Except as set forth in the Amended and Restated Stockholders Agreement, the Reporting Persons, on the one hand, and Aruze USA, on the other hand, do not have any other agreement, arrangement or understanding with respect to the acquisition, holding, voting or disposition of equity securities of the Issuer.

(c) Transactions within the past 60 days.  The following table sets forth the transactions in the Common Stock effected by the Reporting Persons within sixty (60) days preceding the date hereof:

Date	Party	Type of Transaction	Type of Security	Number of Shares	Price Per Share
12/1/2010	Mr. Wynn	Private Sale	Common Stock	1,000,000	$103.30
12/1/2010	Ms. Wynn	Private Sale	Common Stock	1,000,000	$103.30
12/15/2010	Ms. Wynn	Open Market Sale	Common Stock	61,956	$100.8854(1)

(1) Represents the weighted average price of multiple transactions with a range of prices between $100.66 and $101.05.

(d) Certain Rights of Other Persons. Not applicable.

(e) Date Ceased to be a 5% Owner. Not applicable.

Item 6.                 Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The response set forth in Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of such Item 6:

December 2010 Waiver and Consent to Amended and Restated Stockholders Agreement

On December 15, 2010, Mr. Wynn, Ms. Wynn and Aruze USA entered into a Waiver and Consent (the “December 2010 Waiver and Consent”) with respect to the Amended and Restated Stockholders Agreement.  Pursuant to the December 2010 Waiver and Consent, (a) the parties agreed to accelerate the release of 61,956 shares (the “EW Released Shares”) of Common Stock to Ms. Wynn pursuant to Section 11 of the Amended and Restated Stockholders Agreement from January 6, 2011 to December 15, 2010, (b) Mr. Wynn agreed to waive his right of first refusal with respect to the EW Released Shares and (c) each of Mr. Wynn and Ms. Wynn consented to the transfer by Aruze USA of up to 1,000,000 shares (the “December 2010 Aruze Released Shares”) of Common Stock from the Amended and Restated Stockholders Agreement.  The parties agreed that the December 2010 Aruze Released Shares shall be released from all terms and restrictions set forth in the Amended and Restated Stockholders Agreement upon the transfer of such shares.  The parties further agreed that until any such transfer, the December 2010 Aruze Released Shares shall remain subject to all terms and restrictions set forth in the Amended and Restated Stockholders Agreement.

The foregoing description of the December 2010 Waiver and Consent does not purport to be complete and is qualified in its entirety by reference to the December 2010 Waiver and Consent which is filed herewith as Exhibit 10 and is incorporated herein by this reference.

Item 7.                 Material to be Filed as Exhibits.

The response to Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following items at the end of such Item 7:

Exhibit 10
Waiver and Consent, dated December 15, 2010, by and among Aruze USA, Inc., Stephen A. Wynn and Elaine P. Wynn (previously filed as Exhibit 10.1 to the Current Report on Form 8-K of Wynn Resort, Limited filed on December 15, 2010 and incorporated herein by reference).

Exhibit 11
Joint Filing Agreement, dated April 21, 2003, between Stephen A. Wynn and Elaine P. Wynn (previously filed as Exhibit (g) to the Schedule 13D/A of Stephen A. Wynn and Elaine P. Wynn, Commission File No. 005-78590, filed on April 21, 2003 and incorporated herein by reference).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:	December 20, 2010

STEPHEN A. WYNN

/s/ Stephen A. Wynn
Stephen A. Wynn

ELAINE P. WYNN

/s/ Elaine P. Wynn
Elaine P. Wynn

EXHIBIT INDEX

Exhibit	Description

10
Waiver and Consent, dated December 15, 2010, by and among Aruze USA, Inc., Stephen A. Wynn and Elaine P. Wynn (previously filed as Exhibit 10.1 to the Current Report on Form 8-K of Wynn Resort, Limited filed on December 15, 2010 and incorporated herein by reference).

11
Joint Filing Agreement, dated April 21, 2003, between Stephen A. Wynn and Elaine P. Wynn (previously filed as Exhibit (g) to the Schedule 13D/A of Stephen A. Wynn and Elaine P. Wynn, Commission File No. 005-78590, filed on April 21, 2003 and incorporated herein by reference).